Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We hereby consent to the inclusion our report dated April 16, 2024, in Amendment No. 2 to the Registration Statement on Form S-1 (No. 333-282487), relating to the audit of the consolidated balance sheets of Nature's Miracle Holding, Inc.(formerly LBBB Merger Corp.), its subsidiaries, and variable interest entities (collectively the “Company”) as of December 31, 2023, and 2022, and the related consolidated statements of operations and comprehensive loss, changes in stockholders’ equity (deficit), and cash flows for each of the years in the two-year period ended December 31, 2023, and the related notes (collectively referred to as “the financial statements”).

We also consent to the Company’s reference to WWC, P.C., Certified Public Accountants, as experts in accounting and auditing.

/s/ WWC, P.C.
San Mateo, California	WWC, P.C.
October 28, 2024	Certified Public Accountants
PCAOB ID: 1171